UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Sonder Holdings Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

83542D 102
(CUSIP Number)

August 13, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83542D 102
1	NAMES OF REPORTING PERSONS
iNovia Growth Capital Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
630,946(1)(2)(3)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
630,946(1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
630,946(1)(2)(3)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.80%(1)(2)(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Includes (i) 306,897 shares of common stock, par value $0.0001 per share (“Common Stock”), of Sonder Holdings Inc. (the “Issuer”), of which 152,964 shares are owned directly by iNovia Growth Fund, L.P., 17,534 shares are owned directly by iNovia Growth Fund-A, L.P. and 136,399 shares are owned directly by iNovia Growth SPV - Quebec, L.P., (ii) 219,110 shares of Common Stock issuable upon conversion of 219,110 shares of Series A convertible preferred stock, par value $0.0001 per share (“Series A Convertible Preferred Stock”), of which 196,751 shares are owned directly by iNovia Growth Fund, L.P. and 22,359 shares are owned directly by iNovia Growth Fund-A, L.P., and (iii) 104,939 shares of Common Stock issuable upon the exchange of exchangeable shares (the “Exchangeable Shares”) of Sonder Canada Inc., a subsidiary of the Issuer, corresponding to 104,939 shares of post-combination special voting common stock, par value $0.0001 per share, of the Issuer, of which 95,835 shares are owned directly by iNovia Growth Fund, L.P. and 9,104 shares are owned directly by iNovia Growth Fund-A, L.P. Excludes 29,508 shares of Common Stock to be issued upon the achievement of certain share price targets, of which 17,826 shares, 1,909 shares and 9,773 shares will be issued to iNovia Growth Fund, L.P., iNovia Growth Fund-A, L.P. and iNovia Growth SPV - Quebec, L.P., respectively. iNovia Growth Capital Inc. is the general partner of each of iNovia Growth Fund, L.P., iNovia Growth Fund-A, L.P. and iNovia Growth SPV - Quebec, L.P., and may be deemed to share beneficial ownership of the shares of Common Stock of which each of iNovia Growth Fund, L.P., iNovia Growth Fund-A, L.P. and iNovia Growth SPV - Quebec, L.P. is the record owner.

(2)
Pursuant to the Securities Purchase Agreement (the “Securities Purchase Agreement), dated August 13, 2024, by and among the Issuer and each of the purchasers party thereto (the “Purchasers”), (i) iNovia Growth Fund, L.P. purchased a total of 4,489,785 shares of Series A Preferred Stock, of which 1,302,038 shares were issued on August 13, 2024 (the “First Tranche Closing”) and 3,187,747 shares will be issued upon the satisfaction of certain closing conditions set forth in the Securities Purchase Agreement (the “Second Tranche Closing”) and (ii) iNovia Growth Fund-A, L.P. purchased a total of 510,215 shares of Series A Convertible Preferred Stock, of which 147,962 were issued at the First Tranche Closing and 362,253 shares will be issued at the Second Tranche Closing. Prior to the satisfaction of certain conditions, including the Issuer receiving stockholder approval to issue shares of Common Stock to the Purchasers in connection with the conversion of Series A Convertible Preferred Stock, iNovia Growth Fund, L.P. has a right to acquire 196,751 shares of Common Stock upon conversion of Series A Convertible Preferred Stock and iNovia Growth Fund-A, L.P. has a right to acquire 22,359 shares of Common Stock upon conversion of Series A Convertible Preferred Stock, in each case, within 60 days of filing this Schedule 13G.

(3)
Based on (i) 10,561,119 shares of Common Stock outstanding as of July 31, 2024, as provided by the Issuer to the Reporting Person, (ii) 219,110 shares of Common Stock issuable upon conversion of 219,110 shares of Series A Convertible Preferred Stock indirectly held by the Reporting Person and (ii) 104,939 shares of Common Stock issuable upon exchange of the Exchangeable Shares indirectly held by the Reporting Person.

Item 1(a).	Name of Issuer

   Sonder Holdings Inc.

Item 1(b).	Address of the Issuer’s Principal Executive Offices

447 Sutter St. Suite 405, #542
San Francisco, CA 94108

Item 2(a).	Names of Persons Filing

          This Statement is filed on behalf of iNovia Growth Capital Inc. (the “Reporting Person”).

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The address of the principal business office of the Reporting Persons is 3 Place Ville-Marie, Suite, 12350, Montreal, Quebec, Canada 1H3B 0E7.

Item 2(c).	Citizenship

iNovia Growth Capital Inc. is a corporation formed under the laws of Canada.

Item 2(d).	Title of Class of Securities

          Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number

83542D 102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of the percentage of shares of Common Stock listed on the Reporting Person’s cover page. Calculations of the percentage of shares of Common Stock beneficially owned are based on (i) 10,561,119 shares of Common Stock outstanding as of July 31, 2024, as provided by the Issuer to the Reporting Person, (ii) 219,110 shares of Common Stock issuable upon conversion of 219,110 shares of Series A Convertible Preferred Stock indirectly held by the Reporting Person and (ii) 104,939 shares of Common Stock issuable upon exchange of the Exchangeable Shares indirectly held by the Reporting Person.

iNovia Growth Capital Inc. is the general partner of each of iNovia Growth Fund, L.P., iNovia Growth Fund-A, L.P. and iNovia Growth SPV - Quebec, L.P. In such capacities, iNovia Growth Capital Inc. may be deemed to beneficially own the securities owned directly by iNovia Growth Fund, L.P., iNovia Growth Fund-A, L.P. and Inovia Growth SPV - Quebec, L.P., but disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  □

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: August 23, 2024

INOVIA GROWTH CAPITAL INC.

	By:	/s/ Karim Sharobim
	Name:	Karim Sharobim
	Title:	Chief Legal Officer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)